KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, TX  77002

                                                                                                                     September 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

          Re:  KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY (FILE NO. 814-00725)

          Kayne Anderson Energy Development Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company’s fidelity bond for the 2010-2011 year:

          1. A copy of the renewal of the bond coverage for the Company (the "Bond") (attached as EX99-1).

          2. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-2).

          The premium for the Bond was paid through the policy period ending on September 21, 2011.

          Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,

/s/ Terry Hart
Terry Hart
Chief Financial Officer and Treasurer